SEC Mail Processing Section
FEB 22 2016
Washington DC
404

SEC 16001696

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treece Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 West Central Avenue, Unit G-1
(No. and Street)

Toledo	Ohio	43617-1112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dock D. Treece 419-843-7744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe Street, Suite 350	Toledo	Ohio	43623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dock D. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treece Financial Services Corp., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
DOCK DAVID TREECE
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
December 17, 2018

Notary Public

Signature
Dock D. Treece
President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (p) Report of Independent Registered Public Accounting Firm on Exemption from SEC Rule 15c3-3.

Treece Financial Services Corp.

Financial Statements and Supplemental Information

Year Ended December 31, 2015

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

Board of Directors
Treece Financial Services Corp.

We have audited the accompanying statement of financial condition of Treece Financial Services Corp., as of December 31, 2015 and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of Treece Financial Services Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treece Financial Services Corp. as of December 31, 2015 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
January 22, 2016

Treece Financial Services Corp.

Statement of Financial Condition

December 31, 2015

Assets	
Current assets:	
Cash	$ 2,618
Investments	37,497
Notes and accounts receivable - affiliated entity	15,900
Commissions receivable	3,029
Total current assets	59,044
Other assets - deferred federal income taxes	30,000
Total assets	$ 89,044
Liabilities and Shareholders' Equity	
Current liabilities:	
Commissions payable	$ 26,248
State taxes payable	150
Total current liabilities	26,398
Shareholders' equity:	
Common stock - no par value; 750 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	52,646
Total shareholders' equity	62,646
Total liabilities and shareholders' equity	$ 89,044

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Operations

Year Ended December 31, 2015

Revenues:	
Commissions	$ 132,424
Interest and dividends	1,800
Net realized and unrealized losses on investments	(11,626)
Other	1,000
	123,598
Expenses:	
Administrative fees	84,616
Commissions	58,677
Legal and professional fees	31,286
Regulatory fees	3,210
Investment management fees	1,052
	178,841
Loss before income taxes	(55,243)
Provision (credit) for deferred federal income taxes	(7,000)
Net loss	$ (48,243)

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Changes in Shareholders' Equity

Year Ended December 31, 2015

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2014	$ 10,000	$ 100,889	$ 110,889
Net loss		(48,243)	(48,243)
Balance at December 31, 2015	$ 10,000	$ 52,646	$ 62,646

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (48,243)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Net realized and unrealized losses on investments	11,626
Deferred federal income taxes	(7,000)
Proceeds from sale of investments	7,052
Changes in assets and liabilities:	
Commissions receivable	(3,029)
Commissions payable	24,676
Net cash used in operating activities	(14,918)
Cash flows from investing activities:	
Proceeds from notes receivable	5,000
Net cash provided by investing activities	5,000
Net decrease in cash	(9,918)
Cash at beginning of year	12,536
Cash at end of year	$ 2,618
Supplemental cash flow information:	
Non-cash financing and investing activities:	
Reduction in notes receivable through re-issuance of notes	$ 40,000

See accompanying notes to financial statements.

Treece Financial Services Corp.

Notes to Financial Statements

December 31, 2015

1. Summary of Significant Accounting Policies

Basis of Presentation

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") which does not hold customer securities. The Company clears all stock exchange transactions for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio and Michigan.

Recently Issued Accounting Standards

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU') 2015-17 *Income Taxes, Balance Sheet Classification of Deferred Taxes (Topic 740).* This new accounting standard requires that all deferred income taxes be classified as long-term on the balance sheet. In addition, in January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities.* This new accounting standard requires that equity investments be measured at fair value with changes in fair value recognized in net income and eliminate certain financial statement disclosures for investments measured at amortization cost. ASU 2015-17 and 2016-01 are effective for annual financial statements for fiscal years beginning after December 15, 2017. However, early adoption is permitted as long as these financial statements have not been made available for issuance. The Company has not adopted these accounting standards; however, when adopted these accounting standards will not have a material effect on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk and Revenue

Substantially all of the Company's revenues are primarily related to transactions involving mutual funds from one mutual fund company.

Investments

Investments are recorded at fair market value based on quoted market prices in the accompanying financial statements. Realized gains and losses on marketable securities are recorded on a specific identification basis. Unrealized gains and losses on marketable securities accounted for as trading investments are reflected in the statement of operations. For classification purposes in the accompanying financial statements, all money market funds are considered to be short-term investments.

Commission Revenue and Expense

Commission revenue and expense is recorded on a trade date basis. Certain fees received from mutual funds are recognized when received.

1. Summary of Significant Accounting Policies - continued

Income Taxes

The Company has evaluated the guidelines relating to uncertain tax positions and has concluded the Company has no significant financial statement exposure to uncertain tax positions at December 31, 2015. The Company's policy is to record any interest and penalties, as a component of income tax expense. The Company is subject to federal, state and local tax audits, but is no longer under subject to examination for any years prior to 2011. The Company did not have any income tax audits during the year ended December 31, 2015.

Fair Value Information

Accounting principles accepted in the United States establishes a framework for measuring fair value, requires expanded disclosure about the information used to measure fair value, and establishes a three-tier value hierarchy which prioritizes the inputs used in measuring fair value. The following is a list of the different levels in the fair value hierarchy based on the data and/or methods used to determine fair value:

- Level 1: Quoted market prices in active markets for identical assets or liabilities
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data for substantially the full terms of the asset or liability
- Level 3: Unobservable inputs that may be supported by little or no market activity and reflects management's assumptions that are significant to the measure of fair value

The Company has certain assets or liabilities that are required to be recorded at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. The asset's or liability's fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value:

- Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded at year end.

The following table sets forth by level, within the fair value hierarchy, the Company's assets valued at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 37,497	$ -	$ -	$ 37,497

Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosures in the December 31, 2015 financial statements through January 22, 2016, the date financial statements are available to be issued.

2. Investments

Investments at December 31, 2015 are as follows:

	Cost	Market Value	Unrealized Losses
Mutual funds	$ 59,752	$ 37,497	$ (22,255)

Gross unrealized losses were $22,255 at December 31, 2015. There were no gross unrealized gains at December 31, 2015.

3. Income Taxes

The Company is a member of a brother-sister controlled group for federal income tax purposes. Deferred federal income taxes are recognized for differences between the basis of assets and liabilities for financial reporting and income tax purposes. Net deferred federal income tax assets at December 31, 2015 related to the following:

Net operating loss carryforwards	$ 20,000
Capital loss carryforwards	3,000
Unrealized losses on investments	3,000
Accrued commissions	4,000
Deferred tax assets	$ 30,000

At December 31, 2015, the Company had net operating loss carryforwards of approximately $135,000, which expire through December 2035, and capital loss carryforwards, which will expire through December 2020. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. Any tax reserves for uncertain tax positions are recorded in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*.

4. Related Parties

The Company makes advances to an entity affiliated through common ownership. These notes receivable amounted to $15,000 at December 31, 2015 including interest at 9% and are due in 2015. Interest income on these notes of $1,800 was recognized in 2015. Interest receivable under these notes was $900 at December 31, 2015. The Company has commissions payable to a shareholder of $26,248 at December 31, 2015.

The Company shares office personnel and its office facility with an entity affiliated through common ownership. An administrative charge is billed using an allocation of actual expenses shared for personnel, facility and office expenses. Administrative fees of $84,616 were incurred in 2015.

4. Related Parties - continued

The Company pays investment management fees to a company affiliated through common ownership which amounted to $1,052 for the year ended December 31, 2015.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital of $5,000 at December 31, 2015 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $11,121 and an aggregate indebtedness ratio of 2.37 to 1.

SUPPLEMENTAL INFORMATION

Treece Financial Services Corp.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2015

(See Independent Auditor's Report)

Net capital:	
Total shareholders' equity	$ 62,646
Deductions of nonallowable assets:	
Notes and accounts receivable	15,900
Deferred federal income taxes	30,000
Haircut on mutual funds	5,625
	51,525
Net capital	$ 11,121
Aggregate indebtedness	$ 26,398
Computation of basic net capital - minimum net capital required	$ 5,000
Excess net capital	$ 6,121
Ratio - aggregate indebtedness to net capital	2.37 to 1

Treece Financial Services Corp. net capital reported in Part II of Form X-17A-5 as of December 31, 2015 agrees to the net capital of $11,121 reported above.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE

Board of Directors
Treece Financial Services Corp.

In planning and performing our audit of the financial statements of Treece Financial Services Corp. (the "Company") as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 and complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mira & Kolena, Ltd.

Toledo, Ohio
January 22, 2016

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S ASSERTIONS ON EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Treece Financial Services Corp.

We have reviewed management's statements, included in the accompanying Management's Assertions on Exemptions from SEC Rule 15c3-3 report, in which Treece Financial Services Corp. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mira + Kolena, Ltd.

Toledo, Ohio
January 22, 2016

Treece Financial Services Corp
6800 West Central Ave
Unit G-1
Toledo, Ohio 43617
419-843-7744
419-843-7742 Fax
dock@treeceinvestments.com

January 22, 2016

Mira + Kolena, Ltd.
4841 Monroe St., Suite 350
Toledo, OH 43623

MANAGEMENT'S ASSERTIONS ON EXEMPTION FROM SEC RULE 15C3-3

I am responsible for Treece Financial Services Corp.'s exemption from SEC Rule 15c3-3 and have reviewed Treece Financial Services Corp.'s exemption from SEC Rule 15c3-3 for the year ended December 31, 2015. Based on this review, we assert that for the year ended December 31, 2015, the Company is exempt from SEC Rule 15c3-3 under the provisions in paragraph (k)(1) of SEC Rule 15c3-3. We have met the identified exemption provisions for year ended December 31, 2015 without exception.

Treece Financial Services Corp.

Signature:

Dock D. Treece
Chairman/President/Secretary/Treasurer

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 12/18/2014
Authorized Signature/Title Date

SIPC-3 2015

8-

8-040323 FINRA DEC 10/19/1988
TREECE FINANCIAL SERVICES CORP
6800 WEST CENTRAL AVE
UNIT G
TOLEDO, OH 43617

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2015</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a *foreign exclusion questionnaire.*

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.